# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934**

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Date of Report (Date of earliest event reported):  June 6, 2017



# MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

| **Iowa** | **1-5128** | **42-0410230** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission file number) | (I.R.S. Employer Identification No.) |

| **1716 Locust Street, Des Moines, Iowa** | **50309-3023** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  **(515) 284-3000**

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

**Item 7.01    Regulation FD Disclosure**

Meredith Corporation (the "Company") presented at Meredith's Investor Day on June 6, 2017.  Chief Executive Officer Stephen M. Lacy, President and Chief Operating Officer Tom Harty, Local Media Group President Paul Karpowicz, National Media Group President Jon Werther, and Chief Financial Officer Joseph Ceryanec discussed Company developments and responded to questions.  The slide presentation is attached as an exhibit.

**Item 9.01    Financial Statements and Exhibits**

(d)  Exhibits

99   Slide presentation at Meredith's Investor Day presented on June 6, 2017.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

/s/ Joseph Ceryanec

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: June 6, 2017